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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                           UGLY DUCKLING CORPORATION
                                (NAME OF ISSUER)

                           UGLY DUCKLING CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                          12% SUBORDINATED DEBENTURES
                                    DUE 2003
                         (TITLE OF CLASS OF SECURITIES)

                                     903512
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                              ERNEST C. GARCIA, II
                             CHAIRMAN OF THE BOARD
                           UGLY DUCKLING CORPORATION
                      2525 EAST CAMELBACK ROAD, SUITE 1150
                             PHOENIX, ARIZONA 85016
                                 (602) 852-6600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)
                            ------------------------
                                    COPY TO:

                               STEVEN D. PIDGEON
                             SNELL & WILMER L.L.P.
                               ONE ARIZONA CENTER
                          PHOENIX, ARIZONA 85004-0001
                                 (602) 382-6252

                               SEPTEMBER 21, 1998
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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                                                                  AMOUNT OF
            TRANSACTION VALUATION*                               FILING FEE**
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                $22,650,000.00                                    $4,530.00+
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

*  Assumes purchase of 5,000,000 Shares of Common Stock at $4.53 per share.

** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

+ Previously paid

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A           Filing Party: N/A
Form or Registration No.: N/A          Date Filed: N/A
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

     This Schedule 13E-4 relates to an offer by Ugly Duckling Corporation to exchange (the "Exchange Offer") up to $32,500,000 principal amount of its 12% Subordinated Debentures due 2003 (the "Debentures") for up to 5,000,000 Shares of its Common Stock, par value $.001 per Share ("Common Stock"). A copy of Ugly Duckling Corporation's Offering Circular dated September 17, 1998 relating to the Exchange Offer (the "Offering Circular") is attached hereto as Exhibit (1) and is incorporated herein by this reference and each reference below. A copy of Ugly Duckling Corporation's Supplement dated September 28, 1998 (the "Supplement") to the Offering Circular, describing the termination of the Rights Offering relating to the Common Stock of Cygnet Financial Corporation, is attached hereto as Exhibit (7) and is incorporated herein by this reference and each reference below.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Ugly Duckling Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016 (telephone number (602) 852-6600).

     (b) The exact title and amount of the class of securities being sought are up to 5,000,000 Shares of Ugly Duckling Corporation Common Stock, par value $.001 per Share ("Common Stock"). As of September 15, 1998, approximately 18,535,000 Shares of Common Stock were outstanding. Subject to the following conditions, the Company has the right to accept any number of Shares of Common Stock tendered. The Company will accept a maximum of 5,000,000 Shares of Common Stock. If more than 5,000,000 shares of Common Stock are validly tendered pursuant to the Exchange Offer, the Company will accept no more than 5,000,000 of the tendered shares, to be allocated among tendering stockholders on a pro rata basis as described in the Offering Circular. The Exchange Offer is contingent upon the tender of at least 1,000,000 Shares of Common Stock. If less than 1,000,000 Shares of Common Stock are tendered, the Company will accept none of the Shares tendered. The Exchange Offer is subject to a number of additional conditions and may be amended or withdrawn in certain circumstances, as described in the Offering Circular under "The Exchange Offer -- Conditions to and Amendment of the Exchange Offer."

     With respect to the consideration being offered for the Common Stock, the cover page of the Offering Circular and the sections of the Offering Circular entitled "The Exchange Offer" and "Description of the Debentures" are hereby incorporated herein by reference.

     Executive officers and directors of the Company have advised the Company that they do not intend to tender any Shares of Common Stock in the Exchange Offer.

     (c) The Common Stock is quoted on the Nasdaq National Market. Reference is made to the section of the Offering Circular entitled "Price Range of Common Stock"; which is hereby incorporated herein by reference.

     (d) This statement is being filed by the issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The consideration offered by the Company in exchange for the Common Stock is the Company's 12% Subordinated Debentures. If 5,000,000 Shares of Common Stock are tendered and accepted in exchange, a total of $32,500,000 aggregate principal amount of Debentures will be issued pursuant to the Exchange Offer.

     (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) With respect to the primary purpose of the Exchange Offer, the section of the Offering Circular entitled "Background, Purpose and Effect of the Exchange Offer" is hereby incorporated herein by reference. With respect to changes in the capitalization of the Company, the section of the Offering Circular entitled "Capitalization" is hereby incorporated herein by reference. With respect to extraordinary corporate transactions, the Company currently intends to consummate a separation of its dealership and non-dealership operations pursuant to a split-up of certain of its operations, assets and related liabilities as described in the

Company's Notice and Proxy Statement dated August 4, 1998 filed with the Securities and Exchange Commission on August 4, 1998. The sections of the Notice and Proxy Statement entitled "Proposal No. 4 -- Approval of Split-up of the Company and Its Subsidiaries into Two Publicly-held Corporate Groups" and "Management of the Company" are hereby incorporated by reference. The transactions contemplated pursuant to the Split-up are not related to the Exchange Offer.

     Despite termination of the Rights Offering and the corresponding decision not to proceed with the Split-up as contemplated, the Company continues to evaluate its options regarding the separation of its dealership and non-dealership operations. Even though the Split-up will not be consummated as contemplated, if at all, the Company does not anticipate that terminating the Rights Offering will have any significant current impact on the Company's consolidated financial statements, other than the write-off of expenses incurred related to the Rights Offering expected to approximate $1.0 million after income taxes. Individuals contemplating whether to participate in the Exchange Offer should consider the possibility that the Company could later decide to retain rather than separate its non-dealership operations, in which case the Company's consolidated financial statements would require restatement to reflect the integration of certain financial results currently attributed to discontinued operations.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     Within the 40 business days prior to the date hereof, the Company purchased 44,000 shares of its Common Stock at $6.91 per share, Ernest C. Garcia, II (through Verde Investments), the Company's Chairman of the Board and Chief Executive Officer, purchased 12,000 shares of Common Stock, Gregory B. Sullivan, the Company's President and Chief Operating Officer, purchased 10,000 shares of Common Stock, John N. MacDonough, a Director, purchased 100 shares of Common Stock, Frank P. Willey, a Director, purchased 17,700 shares of Common Stock, Eric J. Splaver, the Company's Corporate Controller, purchased 3,000 shares of Common Stock, and Steven P. Johnson, the Company's Senior Vice President, acquired 2,000 shares by exercising options. Other than as set forth above, neither the Company nor, to the best of the Company's knowledge, any of its directors or executive officers, or any of the executive officers or directors of any of its subsidiaries, or any associate or subsidiary of any such person (including any executive officer or director of any such subsidiary), has engaged in any transaction involving Shares of the Company's Common Stock during the period of 40 business days prior to the date hereof.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Neither the Company nor, to the best of the Company's knowledge, any of its directors or executive officers, or any of the executive officers or directors of any of its subsidiaries, is party to any contract, arrangement or understanding nor is there any relationship relating to the Exchange Offer between any of such executive officers and directors and any other person with respect to any securities of the Company. The Company's executive officers and directors, however, have advised the Company that they do not intend to participate in the Exchange Offer.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     None.

ITEM 7.  FINANCIAL INFORMATION.

     (a) The Consolidated Financial Statements included in the Company's Notice and Proxy Statement dated August 4, 1998 and Item 1 of the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1998, entitled "Financial Statements" are hereby incorporated herein by reference. With respect to the ratio of earnings to fixed charges and book value per share information, the sections of the Offering Circular entitled "Summary Selected Consolidated Financial Data" and "Certain Pro Forma Financial Information" are hereby incorporated herein by reference.

     (b) Reference is made to the section of the Offering Circular entitled "Certain Pro Forma Financial Information," which section is hereby incorporated herein by reference.

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

ITEM 8.  ADDITIONAL INFORMATION.

     (a) As disclosed in the Offering Circular, the Company's executive officers and directors have advised the Company that they will not tender any shares of Common Stock in connection with the Exchange Offer.

     (b) Not applicable.

     (c) Not applicable.

     (d) None.

     (e) Additional information with respect to the Exchange Offer and related matters is included in the Offering Circular, which is hereby incorporated herein by reference in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offering Circular, dated September 17, 1998.*

        (2) Form of Letter of Transmittal.*

        (3) Form of Notice of Guaranteed Delivery.*

        (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated September 17, 1998.*

        (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated September 17, 1998.*

        (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

        (7) Supplement dated September 28, 1998 to Offering Circular dated September 17, 1998.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.
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*Previously filed.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UGLY DUCKLING CORPORATION
                                          A Delaware corporation
Dated: September 28, 1998

                                          By /s/ ERNEST C. GARCIA, II
                                            ------------------------------------
                                               Ernest C. Garcia, II
                                             Chairman of the Board and
                                             Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    (1)       Offering Circular dated September 17, 1998*
    (2)       Form of Letter of Transmittal*
    (3)       Form of Notice of Guaranteed Delivery*
    (4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees dated September 17, 1998*
    (5)       Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and other Nominees dated
              September 17, 1998*
    (6)       Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9*
    (7)       Supplement dated September 28, 1998 to Offering Circular
              dated September 17, 1998.

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*Previously filed.

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